September 17, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549

Attention:        David Lin, Staff Attorney

Re:	JMP Group LLC Registration Statement on Form S-1 File No. 333-233389

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we expect to distribute at least 500 copies of the prospectus, forming a part of the above captioned Registration Statement, to prospective underwriters, institutions, dealers and others on or prior to the effective date requested below.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in JMP Group LLC’s request that the U.S. Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-1 to become effective on Thursday, September 19, 2019, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

UBS SECURITIES LLC

By:     /s/ James Anderson
Name: James Anderson
Title:   Executive Director

By:     /s/ Danielle Schwartz
Name: Danielle Schwartz
Title:   Associate Director

MORGAN STANLEY & CO. LLC

By:     /s/ Ian Drewe
Name: Ian Drewe
Title:   Executive Director

cc:	Walter Conroy, JMP Group LLC Andrew Thorpe, Orrick, Herrington & Sutcliffe LLP
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request]